N E W S R E L E A S E

REVISED NEWS RELEASE

THIRD QUARTER FINANCIAL RESULTS &

OPERATIONS UPDATE

                                                                                            November 7, 2005

Nevsun Resources Ltd., (NSU-TSX/AMEX) announces its third quarter results for 2005. Complete details of the September 30, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The following is a brief summary. All dollar amounts are in $US.

The Company’s assets totaled approximately $82 million as at September 30, 2005 compared to $70 million at December 31, 2004 and working capital was $6 million at September 30, 2005 compared to $27 million at December 31, 2004, the decline is a result of expenditures on the Company’s projects in Mali and Eritrea. In October the Company added approximately $32 million to working capital by way of an equity transaction. The loss for the quarter was $1.2 million, as compared to the prior year’s quarter of $1.3 million, including exploration expenditures of $0.8 million (Q2 2004 – $0.8 million) and stock-based compensation $299,393 (Q2 2004 - $520,812).

The Company is pleased to report that the construction of the Tabakoto Gold Mine in Mali is nearing completion with production targeted for December 2005 with the first gold pour within a month thereafter, ramping up to rated capacity in Q1 2006.  The mine is being developed within an 83 square kilometer land package that contains the Segala deposit as well as a number of prime gold exploration targets. The combined Tabakoto and Segala open pitable reserve is 949,000 ounces.

In August the Company built up its senior management team in adding Gerry Gauthier as Nevsun’s Chief Operating Officer and Stan Rogers as General Manager for Bisha and Eritrea.  Both are very experienced mining professionals.

In Eritrea, the Company continues to progress the Bisha feasibility study, being completed by AMEC, and is due for completion late Q1 2006. AMEC has also been engaged to develop a scoping study scheduled to be completed in Q4 2005 which will give indications of the scale and direction of the Bisha project. In addition to its work on Bisha the Company is currently carrying out exploration at the Augaro property in Eritrea.

Please refer to the company’s Interim Consolidated Financial Statements for September 30, 2005 and the Management's Discussion and Analysis for the same period for more detailed information.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-30.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com